Management's Discussion and Analysis of Operations and Financial Condition
For the three and six months ended June 30, 2024

Management's Discussion and Analysis of Operations and Financial Condition

This Management's Discussion and Analysis of Operations and Financial Condition (“MD&A”) of i-80 Gold Corp. (“i-80 Gold” or the “Company”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements (the “Financial Statements”) for the three and six months ended June 30, 2024, and the notes thereto. The Company's Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or “IFRS”) as applicable to interim financial statements including International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. Unless otherwise stated, all amounts discussed herein are denominated in U.S. dollars (C$ represents Canadian dollars). This MD&A was prepared as of August 12, 2024, and all information is current as of such date. Readers are encouraged to read the Company’s public information filings on i-80 Gold’s web-site at www.i80gold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This discussion provides management's analysis of the Company’s historical operating and financial results and provides estimates of future operating and financial performance based on information currently available. Actual results may vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. Cautionary statements regarding mineral reserves and mineral resources, and forward-looking information can be found in the Sections titled “Technical Information” and “Cautionary Statements on Forward-Looking Statements” in this MD&A.

The Company has included certain non-IFRS financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-IFRS financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Descriptions and reconciliations associated with the non-IFRS financial performance measures can be found in the section titled “Non-IFRS Financial Performance Measures” in this MD&A.
OVERVIEW
Company Overview
i-80 Gold Corp. is a Nevada-focused growth-oriented gold and silver producer engaged in the exploration, development, and production of gold, silver and polymetallic deposits. The Company's principal assets (all wholly-owned) include the Ruby Hill mine, Lone Tree mine, Granite Creek mine, McCoy-Cove project, and FAD project.
The Company was incorporated on November 10, 2020, in the province of British Columbia, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IAU and the New York Stock Exchange (“NYSE”) under the symbol IAUX. The Company’s headquarters are located at 5190 Neil Road, Suite 460, Reno, Nevada, 89502.

Highlights

Second Quarter

•First mineralized material was accessed at South Pacific Zone at the Granite Creek mine in June, 2024.
•3,760 feet of horizontal and vertical advancement at the Granite Creek mine.
•Commenced underground delineation drilling of the CSD Gap and Helen zones at the McCoy-Cove project (14,382 feet).
•Q2 2024 gold sales of 1,636 ounces at a realized gold price of $2,3611 per ounce.
•9,361 tons of mineralized material sold for total revenues of $5.9 million.
•June 30, 2024 cash balance of $47.8 million and $39.5 million in restricted cash.

Year to Date

•Completed 17,976 feet of exploration drilling at McCoy-Cove.
•Completed 6,938 feet of horizontal and vertical advancement at the Granite Creek mine.
•YTD Gold sales of 4,122 ounces at a realized gold price of $2,1931 per ounce.
•19,528 tons of mineralized material sold (5,183 tons of sulfide mineralized material) for total revenues of $9.1 million.
•A total of 40,447 feet (core and RC) drilled YTD with multiple positive results to expand mineralization further at the Ruby Hill mine, the Granite Creek mine and the McCoy-Cove project.

Recent Development

Transition to US Generally Accepted Accounting Principles

Historically, the Company has prepared its Financial Statements under IFRS Accounting Standards for reporting as permitted by security regulators in Canada, as well as in the United States under the status of a foreign private issuer as defined by the United States Securities and Exchange Commission (the “SEC”). On June 28, 2024, the Company determined that it no longer qualifies as a foreign private issuer under the SEC rules. As a result, beginning January 1, 2025 the Company is required to report with the SEC on domestic forms and comply with domestic company rules. Consequently, the Company will be required to prepare its financial statements using United States Generally Accepted Accounting Principles (“US GAAP”), presented in U.S. dollars, effective beginning with the Company’s 2024 annual consolidated
1 See “Non-IFRS Financial Performance Measures” section of this MD&A.

financial statements and for all subsequent reporting periods. The transition to US GAAP will be made retrospectively for all periods since 2022. The Company is currently evaluating the impact of the conversion to US GAAP on the financial statements.

Transition from Foreign Private Issuer Status

As noted above, the Company will begin reporting with the SEC on U.S. domestic forms, using US GAAP, and including the required mining disclosures per the SEC Modernization Rules. The transition from foreign private issuer status is expected to result in an increase in general and administrative costs due to the conversion from IFRS Accounting Standards to US GAAP presentations as well as additional compliance costs relating to mining disclosure requirements under the SEC Modernization Rules.

ATM Program and Filing of Prospectus Supplement

The Company obtained a receipt for a final short form base shelf prospectus on June 24, 2024 (the "Canadian Shelf Prospectus"). The Canadian Shelf Prospectus was filed with the securities regulators in each province and territory of Canada, and a corresponding U.S. base prospectus contained in its registration statement on Form F-10 (the "U.S. Base Prospectus") was filed with the United States Securities and Exchange Commission ("SEC").

These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts and units (collectively, the “Securities”), or any combination thereof, from time to time over a 25-month period in both Canada and the United States. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale and, subject to applicable regulations, may include “at-the-market” offerings, public offerings or strategic investments. The specific terms of future offerings of Securities, if any such offerings occur, will be set forth in one or more prospectus supplement(s) to be filed with applicable securities regulators.

The at-the-market equity program (the "ATM Program") has been implemented pursuant to the terms of an equity distribution agreement dated August 12, 2024 (the "Equity Distribution Agreement"), among the Company, National Bank Financial Inc. and a syndicate of underwriters (collectively, the "Agents"). The ATM Program will allow i-80, through the Agents, to, from time to time, offer and sell in Canada and the United States through the facilities of the TSX and the NYSE American stock exchange (the “NYSE American”) such number of common shares in the capital of the Company (the “Shares”) as would have an aggregate offering price of up to $50 million. Sales of the Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and an “at-the-market offering” as defined in Rule 415 under the United States Securities Act of 1933, as amended, including sales made by the Agents directly on the TSX, the NYSE American or any other trading market for common shares in Canada or the United States or as otherwise agreed between the Agents and the Company. The Shares that may be issued by the Company under the ATM Program have been conditionally approved for listing on the TSX and have been conditionally approved for listing on the NYSE American.

The offering of Shares under the ATM Program will be made through and qualified in Canada by, a prospectus supplement dated August 12, 2024 (the “Canadian Prospectus Supplement”) to the Canadian Shelf Prospectus, each filed with the securities commissions in each of the provinces and territories of Canada, and in the United States pursuant to a prospectus supplement dated August 12, 2024 (the “U.S. Prospectus Supplement”) to the Company's U.S. Base Prospectus filed with the SEC.

The ATM Program will be effective until July 24, 2026, unless terminated before such date by i-80 or otherwise in accordance with the Equity Distribution Agreement. The timing and extent of the use of the ATM Program will be at the discretion of the Company. Accordingly, total gross proceeds from equity offerings under the ATM Program, if any, could be significantly less than $50 million.

The Company intends to use any proceeds from the ATM Program to advance the exploration, development, expansion, the repayment of debt, and working capital requirements of the Company’s McCoy Cove Project, Granite Greek Project, Lone Tree Project, Ruby Hill Project and for general corporate and working capital purposes. Actual allocation of the proceeds may vary depending on the amount raised, the time periods during which the proceeds are raised and future developments in relation to the Company’s projects and unforeseen events.

Financing Agreements

Bought Deal

On May 1, 2024, the Company completed a bought deal public offering (the “Offering“) of an aggregate of 69,698,050 units (each, a “Unit“) at a price of C$1.65 per Unit for aggregate gross proceeds to the Company of approximately C$115.0 million ($83.5 million), including the full exercise of the previously announced over-allotment option. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. Each warrant is exercisable to acquire one common share of the Company for a period of 48 months from closing of the Offering at an exercise price of C$2.15 per share. On May 1, 2024, 34,849,025 share purchase warrants issued in connection with the Offering commenced trading on the TSX under the symbol "IAU.WT".

Private Placement of Common Shares

On March 31, 2024, the Company completed a non-brokered private placement of common shares. An aggregate of 13,064,204 shares were issued by the Company at a price of C$1.80 per common share for aggregate gross proceeds of C$23.5 million ($17.4 million).

Contingent Payment

On February 9, 2024, the Company issued 1,600,000 common shares to Waterton at a price of C$1.80 for total gross proceeds of C$2.9 million ($2.1 million) as partial consideration of the contingent value rights payment related to Granite Creek due upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce, as further described in the Financial Statements.

On March 20, 2024, the Company issued 1.1 million common shares to Waterton at a price of C$1.73 for total gross proceeds of C$2.0 million ($1.4 million) as partial consideration of the contingent value rights payment related to Granite Creek, as further described in the Financial Statements.

In the first quarter of 2024, the Company paid to Waterton $3.6 million as part of the contingent value rights Price Payment. Consideration paid to Waterton consisted of 2,727,336 common shares of the Company valued at $3.6 million. In the second quarter of 2024, the Company paid to Waterton $1.4 million in cash in full satisfaction of the $5.0 million Price Payment. The $5.0 million Price Payment is recorded in property, plant and equipment on the consolidated statements of financial position.

Gold Prepay Agreement

On March 28, 2024, the Company entered into an amending agreement in relation to the gold prepay agreement (“Gold Prepay Agreement”) with Orion Mine Finance (“Orion”) pursuant to which the March 31, 2024 quarterly delivery of 3,223 troy ounces of gold was extended from March 31, 2024, to April 15, 2024 (the "First Amending Agreement").

On April 24, 2024, the Company entered into a second amending agreement with Orion to amend the terms of the A&R Gold Prepay Agreement (the “Second A&R Gold Prepay Agreement). In accordance with the terms of the Second A&R Gold Prepay Agreement, Orion agreed to extend the deadline for the outstanding deliveries previously required to be made on or before April 15, 2024 under the A&R Gold Prepay Agreement until May 10, 2024.

On June 28, 2024, the Company entered into a Side Letter Agreement with Orion in relation to the June 30, 2024 quarterly delivery, whereby the Company agreed to deliver a minimum of 1,000 troy ounces of gold to Orion on or before July 1, 2024, and to deliver the remaining 2,210 troy ounces to Orion on or before August 31, 2024. During the second quarter of 2024, the Company delivered 4,223 troy ounces of gold to Orion, 3,223 troy ounces of gold in full satisfaction of the March 31, 2024 quarterly delivery and 1,000 troy ounces of gold in partial satisfaction of the June 30, 2024 gold delivery, leaving 2,210 troy ounces of gold remaining to be delivered in relation to the June 30, 2024 quarterly delivery. In connection with the partial deferral of the June 30, 2024 quarterly delivery, the Company paid deferral related fees of $0.6 million to Orion.

As of June 30, 2024, the Company had delivered 19,923 troy ounces of gold towards the Second A&R Gold Prepay Agreement with Orion, leaving 23,810 troy ounces of gold remaining to be delivered under the agreement. The current portion of the liability is $24.2 million as of June 30, 2024.

Silver Purchase Agreement

On January 12, 2024, the Company entered into an extension agreement in relation to the silver purchase and sale agreement entered into with affiliates of Orion (“Silver Purchase Agreement”) pursuant to which in the event that the amount of silver delivered under the Silver Purchase Agreement is less than the minimum delivery amount, the Company shall make up such difference (the “Shortfall Amount”) by delivering on or before the fifteenth day of the month immediately following such calendar year (the "Delivery Deadline"). The 2023 Shortfall Amount Delivery Deadline was extended from January 15, 2024, to April 15, 2024 (the "Extension Agreement"). In connection with the Extension Agreement, the Company paid an amendment fee of $0.2 million and issued 0.5 million common share warrants exercisable at C$2.72 per share with an exercise period of 48 months or until January 24, 2028.

On April 24, 2024, the Company entered into an amending agreement with Orion (the “Amended Silver Purchase Agreement”) to amend the terms of its Silver Purchase Agreement. In accordance with the terms of the Amended Silver Purchase Agreement, Orion agreed to extend the deadline for the outstanding deliveries required to be made on or before April 15, 2024 under the Amended Silver Purchase Agreement until May 10, 2024.

During the three months ended June 30, 2024, the Company delivered 394,605 ounces of silver to Orion in full satisfaction of the 2023 Shortfall Amount. As of June 30, 2024, the Company had delivered 700,000 ounces of silver towards the Silver Purchase Agreement with Orion. The current portion of the liability is $6.5 million as of June 30, 2024.

Functional and Presentation Currency

The functional currency of the Company and its subsidiaries is the United States dollar ("USD" or "US dollars") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers primary and secondary indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

DISCUSSION OF OPERATIONAL RESULTS

Granite Creek mine

The Granite Creek mine has an extended history of gold exploration and mining activity. Gold was initially discovered in the mid to late 1930’s. Approximately one million ounces have been produced from the property since that time. The Granite Creek mine comprises of several land parcels which now encompass approximately 4,480 acres, located in the Potosi mining district, 27 miles northeast of Winnemucca, within the southeastern part of Humboldt County, Nevada. The seven-square miles of land contain all areas of past gold production and the area of the currently estimated mineral resource. This area includes the historical Pinson Mine. Highlights for the three and six months ended June 30, 2024, include:

•33,469 wet tons of mineralized material were mined and added to the stockpile as of Q2 2024.
•Sale of total mineralized material of 9,361 tons for proceeds of $5.9 million for the three months ended June 30, 2024.
•Sale of total mineralized material of 19,528 tons YTD for proceeds of $9.1 million for the six months ended June 30, 2024.
•320 gold equivalent ounces of sulfide material sales occurred in Q2 2024.
•First mineralized material was accessed at South Pacific Zone at the Granite Creek mine in June, 2024.
•3,760 feet of horizontal and vertical advancement in Q2 2024.

The current priority at Granite Creek during the first half of the year was to gain access to the South Pacific Zone that is expected to be the primary zone for mining in the future. Installation of infrastructure required to provide for the execution of a long-term mine plan continues. As mine workings continue to go deeper, the management of water inflows into the underground workings is a top priority for initiating commercial production. Water is managed through a combination of de-watering wells and underground sumps and the Company is enhancing its de-watering capabilities by adding wells (completed installation of “Well 6”) and is initiating the deepening of existing de-watering wells to increase flow and extend their useful life.

The Company continues to encounter elevated oxide mineralized material with approximately 83% of mined mineralization being oxide during the quarter. The oxide mineralized material is sold under an ore purchase agreement, therefore no gold ounces are reported as production. As of June 30, 2024, the Company had delivered 34,695 of the 40,000 tons of material that were sold in December 2023, the Company has met the delivery requirements for the prepaid deposit, therefore additional recoveries from the 40,000 tons will result in additional revenue for the Company. As the Company continues to de-water and advance development of the South Pacific Zone, mining rates are expected to increase.

McCoy-Cove project

The McCoy-Cove project covers 30,923 acres and is located 32 miles south of the town of Battle Mountain, in the Fish Creek Mountains of Lander County, Nevada, and lies within the McCoy Mining District. The McCoy-Cove project is, for the most part, on land controlled by the U.S. Department of Interior, Bureau of Land Management ("BLM") and patented mining claims. The McCoy-Cove project consists of 1,535 100%-owned unpatented claims and twelve leased patented claims. Highlights for the three and six months ended June 30, 2024, include:

•Achieved high grade infill drilling results at the Helen and Gap zones for the three and six months ended June 30, 2024.
•14,382 feet of drilling completed for the three months ended June 30, 2024.
•17,976 feet of drilling completed for the six months ended June 30, 2024.
•Baseline field studies including vegetation, migration birds, geochemical, and hydrological continue to move forward.
•Preliminary work has also commenced on the baseline air quality impact analysis report, global climate change technical memo, and baseline geochemical characterization report.
•The initial hydrology model has been completed, and the Company is currently optimizing the design of the de-watering infrastructure based on this model.

Ruby Hill mine

The Ruby Hill mine is located within the Battle Mountain-Eureka Trend, and is host to the Archimedes open pit and multiple gold, silver and base metal deposits. Processing infrastructure at Ruby Hill includes a primary crushing plant, grinding mill, leach pad, and carbon-in-column circuit. The Company's interest in the Ruby Hill mine is held through Ruby Hill Mining Company, LLC. Highlights for the three and six months ended June 30, 2024, include:

•Advanced metallurgical testing on gold, base metal, and polymetallic deposits including Hilltop and FAD zones for the three months ended June 30, 2024.
•Gold production and sales of 510 ounces at an average realized gold price1 of $2,331 per ounce sold for the three months ended June 30, 2024.
•Gold production and sales of 954 ounces at an average realized gold price1 of $2,183 per ounce sold for the six months ended June 30, 2024.
•Advancing permitting for water pollution control permit and social-economical baseline report.
•The heap leach pad is nearing the end of its production cycle and the Company analyzes the breakeven cost and anticipates that the heap leach pad will cease production in 2024.
•Discussions are ongoing with the potential joint venture partner.

Lone Tree mine

The Lone Tree mine is an advanced-stage development project located within the Battle Mountain-Eureka Trend, midway between the Company's Granite Creek and McCoy-Cove projects. The property consists of the past-producing Lone Tree mine and processing facility, as well as the nearby Buffalo Mountain deposit and the Brooks open pit mine, which is currently on care and maintenance. Processing infrastructure at Lone Tree includes an autoclave, carbon-in-leach mill, flotation mill, heap leach facility, assay lab and gold refinery, tailings dam, waste dumps and several buildings that the Company anticipates will be useful for developing all mining projects, including a warehouse, maintenance shop and administration building. Highlights for the three and six months ended June 30, 2024, include:

•Gold production and sales of 1,126 ounces at an average realized gold price of $2,374 per ounce sold1 for the three months ended June 30, 2024.
•Gold production and sales of 3,168 ounces at an average realized gold price of $2,196 per ounce sold1 for the six months ended June 30, 2024.
•The Company continues its review of the value engineering studies and total refurbishment cost for the autoclave.
Exploration, Evaluation and Pre-development
During the three and six months months ended June 30, 2024, the Company was primarily focused on exploration and pre-development activities at the Granite Creek mine and the McCoy-Cove projects. The following table represents the cumulative exploration, evaluation, and pre-development expenses to date by project.

	Status	Cumulative to December 31, 2022	Period ending December 31, 2023	Cumulative to December 31, 2023	Period ending June 30, 2024	Cumulative life of project to date
(in thousands of U.S. dollars)
Granite Creek, Nevada	Active	22,001	3,715	25,716	2,421	28,137
McCoy-Cove, Nevada	Active	61,942	14,069	76,011	4,528	80,539
Lone Tree, Nevada	Active	4	—	4	—	4
Ruby Hill, Nevada	Active	20,377	17,063	37,440	633	38,073
FAD, Nevada	Active	—	3,675	3,675	222	3,897
Buffalo Mountain, Nevada	Active	1,483	332	1,815	33	1,848
Goldbanks, Nevada	Terminated	7,420	—	7,420	—	7,420
Rye, Nevada	Terminated	1,196	—	1,196	—	1,196
Other (i)		488	59	547	11	558
Total		114,911	38,913	153,824	7,848	161,672
(i)Other includes technical work not associated with an above property
Granite Creek mine

During the three months ended June 30, 2024, a total of 15,935 feet of surface RC drilling and 2,504 feet of directional core drilling was completed. One of the primary surface targets is testing the northern extension of the South Pacific Zone where previous drilling indicated that the horizon remained open along strike to the north and where there has been only limited previous drilling. While completing a pre-collar for a step-out hole, mineralization was intersected in the Upper Comus containing coarse pyrite mineralization that assayed 6.8 g/t Au over 3.0 m, providing a new target for future exploration. Additionally, multiple zones of faulting and alteration were intersected in an additional step-out hole prior to reaching target depth, providing additional targets for future drilling.
McCoy-Cove project
Underground delineation drilling commenced on Helen and CSD Gap with two core rigs, with 14,382 feet of core drilled for the three months ended June 30, 2024. Expenditures during the quarter includes baseline field studies including vegetation, migration birds, geochemical, and hydrological continue to move forward. Preliminary work has also commenced on the baseline air quality impact analysis report, global climate change technical memo, and baseline geochemical characterization report.

Ruby Hill mine

During the three months ended June 30, 2024, metallurgical work continued at FAD, Blackjack, and the Hilltop zones. The Company continued to evaluate metallurgical data from the drilling completed in the first half of the year as part of the due diligence related to the potential joint venture of the Property. Negotiations related to the multiple documents and agreements required for the planned joint venture partner are ongoing and have advanced significantly in recent weeks. The Company was able to utilize the data from these drilling activities and metallurgical studies to advance knowledge of the potential resource base and metallurgical characteristics of the deposit. The Ruby Hill Property provides significant diversification as it is host to oxide gold, sulphide gold, polymetallic CRD and skarn base metal mineralization. Metallurgical work continues on the flotation optimization of base metals at the Hilltop deposit and to explore the potential to enhance recoveries of the Mineral Point oxide Au-Ag deposit.

More recently, the Company has commissioned a Scoping Study to provide an initial assessment of the economics of the Mineral Point deposit. Mineral Point is the largest gold deposit in i-80’s portfolio and could provide for a substantial future production growth opportunity.
1 See “Non-IFRS Financial Performance Measures” section of this MD&A.

DISCUSSION OF FINANCIAL RESULTS

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, unless otherwise noted)	2024	2023	2024	2023

Revenue	7,184	11,310	15,597	15,859
Cost of sales	(18,994)	(12,188)	(26,897)	(18,731)
Depletion, depreciation and amortization	(74)	(2,724)	(451)	(4,145)
Mine operating loss	(11,884)	(3,602)	(11,751)	(7,017)

Expenses
Exploration, evaluation and pre-development	5,065	11,095	7,848	20,074
General and administrative	6,007	4,397	10,585	9,588
Property maintenance	1,864	2,781	5,269	5,230
Share-based payments	612	903	1,141	2,211
Loss before the following	(25,432)	(22,778)	(36,594)	(44,120)

Other (expense) income	(1,519)	10,476	3,234	21,663
Finance expense	(9,880)	(7,898)	(19,186)	(14,565)
Loss before income taxes	(36,831)	(20,200)	(52,546)	(37,022)

Deferred tax recovery	—	4,238	—	7,944
Loss and comprehensive loss for the period	(36,831)	(15,962)	(52,546)	(29,078)
Financial results for the three months ended June 30, 2024
Mine operating loss for the three months ended June 30, 2024 was $11.9 million, primarily due to cost of sales of $19.0 million and $0.1 million of depletion, depreciation and amortization, offset by revenues of $7.2 million from sales of 9,361 tons of mineralized material, 1,636 ounces of gold, and 1,182 ounces of silver. Sales of 9,361 tons of mineralized material resulted in mineralized material sale revenues of 5.9 million. Cost of sales increased mainly due to inventory impairment of $8.8 million from an updated reconciliation assumption used to estimate recoverable ounces mined and stockpiled at Granite Creek, in addition to higher processing costs from mineralized material sale agreements and higher cost per ounce from leach pads reaching the end of their life cycle at the Ruby Hill and Lone Tree mines. Mine operating loss for the three months ended June 30, 2023 was $3.6 million, primarily due to cost of sales of $12.2 million and depletion, depreciation and amortization of $2.7 million, offset by revenue of $11.3 million from sales of 4,329 ounces of gold and 1,714 ounces of silver. The lower sales for the three months ended June 30, 2024 are primarily due to the lower ounces from the Ruby Hill and Lone Tree mines as the mines are reaching the end of their leaching operations.
Operating loss for the three months ended June 30, 2024 was $25.4 million compared to operating loss of $22.8 million in the comparative prior year period. The increase of $2.6 million was primarily due to increases in mine operating loss of $8.3 million, offset by decreases in exploration, evaluation and pre-development expenses of $6.0 million period over period.
Exploration expenses

	Three months ended June 30,
(in thousands of U.S. dollars)	2024	2023
McCoy-Cove, Nevada	2,310	3,776
Granite Creek, Nevada	2,348	407
Ruby Hill, Nevada	257	5,977
Buffalo Mountain, Nevada	24	—
FAD, Nevada	126	743
Other (i)	—	192
Total exploration, evaluation and pre-development	5,065	11,095
(i)Other includes charges for regional technical services costs not charged to a property.
For the three months ended June 30, 2024, the company recognized $5.1 million of exploration, evaluation and pre-development expenses, $6.0 million lower compared to the three month period ended June 30, 2023. The lower exploration expense for the three months ended June 30, 2024 was a result of the Company pausing activities at the Ruby Hill mine during the due diligence period. Negotiations related to the multiple documents and agreements required for the planned joint venture partner are ongoing and have advanced significantly. The Company was able to utilize the data from these drilling activities and metallurgical studies to advance knowledge of the potential resource base and metallurgical characteristics of the deposit. The Ruby Hill mine provides significant diversification as it is host to oxide gold, sulphide gold, polymetallic CRD and skarn base metal mineralization. Metallurgical work continues on the flotation optimization of base metals at the Hilltop deposit and to explore the potential to enhance recoveries of the Mineral Point oxide Au-Ag deposit. The decrease was primarily due to reduction in expense of $5.7 million as described above and $1.5 million reduction at McCoy-Cove related to a delay in the commencing of the drilling exploration activities, offset by $1.9 million higher expenses at the Granite Creek mine. Metallurgical results from underground drilling at McCoy-Cove continue to confirm the high-grade gold mineralization deposits.
General and administrative expenses for the three months ended June 30, 2024 were $6.0 million, an increase compared to $4.4 million of the comparative prior period due to higher legal fees associated with the bought deal public offering.
Property maintenance expenses were $1.9 million for the three months ended June 30, 2024, a decrease of $0.9 million mainly due to lowered costs from other activities such as insurance, safety, environmental and compliance that are not directly attributable to leaching activities at site from the prior period.

Other (loss) income

	Three months ended June 30,
(in thousands of U.S. dollars)	2024	2023
Gain on convertible loans	3,030	2,097
Gain on warrants	1,645	4,607
(Loss) gain on Gold Prepay derivative	(1,417)	838
(Loss) gain on Silver Purchase derivative	(4,445)	1,309
Loss on Gold Prepay Agreement modification	(667)	—
Loss on Silver Purchase Agreement modification	(440)	—
Gain on convertible debenture	—	900
Loss on deferred consideration	—	(351)
Gain on foreign exchange	449	43
Gain on investments	—	239
(Loss) gain on sales from Gold Prepayment Agreement	(1,061)	158
Other income	1,387	636
Total other (loss) income	(1,519)	10,476
Other loss for the three months ended June 30, 2024 was $1.5 million compared to other income of $10.5 million for the three months ended June 30, 2023, a decrease of $12.0 million. Other loss of $1.5 million for the three months ended June 30, 2024, was primarily driven by $5.9 million loss on the embedded derivatives on the gold prepay and silver purchase agreements, offset by $3.0 million gain on the embedded derivatives within the convertible loans and $1.6 million gain on the fair value of warrants. The loss on the embedded derivatives of the gold prepay and silver purchase agreements were driven by an increase in the gold and silver forward prices during the period. The gain on the embedded derivatives within the convertible loans and the fair value of warrants was driven by a decrease in the Company’s share price during the period. For the three months ended June 30, 2023, other income of $10.5 million was primarily driven by $4.6 million gain on the fair value of warrants, $2.1 million gain on the embedded derivatives within the convertible loans, and $2.1 million gain on the gold prepay and silver purchase agreements, respectively. For the three months ended June 30, 2023, the gain on the fair value of warrants and the embedded derivatives within the convertible loans was driven by a decrease in the Company’s share price during the period. The gain on the fair value of the embedded derivatives related to the gold prepay and silver purchase agreements was driven by a decrease in the gold and silver forward prices during the period.

Finance Expense

	Three months ended June 30,
(in thousands of U.S. dollars)	2024	2023
Interest accretion on Gold Prepay Agreement	2,631	1,929
Interest accretion on convertible loans	2,587	2,245
Interest accretion on convertible debentures	2,323	1,947
Interest accretion on silver purchase agreement	778	829
Environmental rehabilitation accretion	775	720
Amortization of finance costs	341	221
Interest paid	445	7
Total finance expense	9,880	7,898
Finance expense for the three months ended June 30, 2024 was $9.9 million, an increase of $2.0 million compared to the three months ended June 30, 2023, primarily from higher interest accretion on gold prepay agreement of $0.7 million, convertible debentures of $0.4 million, convertible loans of $0.3 million and higher interest paid of $0.4 million.

Current and Deferred Taxes

	Three months ended June 30,
(in thousands of U.S. dollars)	2024	2023
Loss before income taxes	(36,831)	(20,200)
Deferred tax recovery	—	4,238
Loss for the period	(36,831)	(15,962)

For the three months ended June 30, 2024, income tax expense decreased to nil from income tax recovery of $4.2 million mainly due to the Company fully recovered deferred tax during the third quarter of 2023 and moved into an unrecognized deferred tax asset position.
Financial results for the six months ended June 30, 2024
Mine operating loss of $11.8 million for the six months ended June 30, 2024, was mainly driven by cost of sales and depletion, depreciation and amortization of $26.9 million and $0.5 million, respectively, offset by revenue of $15.6 million from sales of 19,528 tons of mineralized material, 4,122 ounces of gold, and 2,779 ounces of silver. Cost of sales increased mainly due to water treatment and additional backfill expenses at the Granite Creek mine, and higher cost per ounce from leach pads reaching the end of their life cycle at the Ruby Hill and Lone Tree mine. Mine operating loss of $7.0 million for the six months ended June 30, 2023 was from cost of sales and depletion, depreciation and amortization of $18.7 million and $4.1 million, respectively, offset by revenue of $15.9 million from sales of 6,678 ounces of gold and 2,667 ounces of silver.
Operating loss for the six months ended June 30, 2024 decreased $7.5 million to $36.6 million from operating loss of $44.1 million for the comparable period of 2023, primarily due to decreases in exploration expenses of $12.2 million, offset by increases in mine operating loss of $4.7 million primarily as a result of inventory impairment as described above.

	Six months ended June 30,
(in thousands of U.S. dollars)	2024	2023
McCoy-Cove, Nevada	4,528	7,057
Granite Creek, Nevada	2,421	407
Ruby Hill, Nevada	633	11,540
FAD, Nevada	222	743
Buffalo Mountain, Nevada	33	—
Other (i)	11	327
Total exploration, evaluation and pre-development	7,848	20,074
For the six months ended June 30, 2024, the company recognized $7.8 million of exploration, evaluation and pre-development expenses compared to $20.1 million of expenses for six months ended June 30, 2023. The lower exploration expense for the six months ended June 30, 2024 was a result of the Company pausing activities at Ruby Hill during the due diligence exclusivity period for the potential joint-venture partner. The Company evaluated metallurgical data from the drilling results and continues discussions with the potential joint venture partner. The Company was able to utilize the data from these drilling activities to advance our knowledge of the potential resource base and metallurgical characteristics of the deposit. The metallurgical sample from the drilling activities mentioned above resulted in the confirmation of high grade gold recoveries and high grade zinc and lead concentrates at the Ruby Hill mine. Metallurgical work continues on the flotation optimization of base metals at the Hilltop deposit. The decrease of $12.2 million is primarily due to $10.9 million lower spending at Ruby Hill as described above and $2.5 million lower spending related to McCoy-Cove due to a delay in the commencing of the drilling exploration activities.

General and administrative expenses totaled $10.6 million for the six months ended June 30, 2024, compared to $9.6 million for the six months ended June 30, 2023, mainly due to higher legal fees associated with the bought deal public offering.
Property maintenance expenses of $5.3 million for the six months ended June 30, 2024 were consistent with the comparable period of 2023.

Other income

	Six months ended June 30,
(in thousands of U.S. dollars)	2024	2023
Gain on convertible loans	9,145	10,463
Gain on warrants	4,275	10,175
Loss on Gold Prepay derivative	(4,915)	(2,252)
(Loss) gain on Silver Purchase derivative	(5,302)	452
Loss on Gold Prepay Agreement modification	(667)	—
Loss on Silver Purchase Agreement modification	(440)	—
Gain on investments	—	997
Gain on convertible debenture	—	900
(Loss) gain on sales from Gold Prepayment Agreement	(1,061)	262
Gain on foreign exchange	379	45
Loss on deferred consideration	—	(778)
Other income	1,820	1,399
Total other income	3,234	21,663
Other income for the six months ended June 30, 2024, was $3.2 million compared to other income of $21.7 million for the six months ended June 30, 2023, a decrease of $18.4 million. Other income of $3.2 million for the six months ended June 30, 2024 was primarily driven by $9.1 million gain on the embedded derivatives within the convertible loans, $4.3 million on the fair value of warrants, and $1.8 million from other income, offset by $10.2 million loss on the embedded derivatives on the gold prepay and silver purchase agreements. The gain on the embedded derivatives within the convertible loans and the fair value of warrants was driven by a decrease in the Company’s share price during the period. The loss on the $10.2 million embedded derivatives on the gold prepay and silver purchase agreements was driven by an increase in the gold forward prices during the period. Other income of $21.7 million for the the six months ended June 30, 2023, was primarily driven by $10.5 million gain on the embedded derivatives within the convertible loans and $10.2 million gain on the fair value of warrants, offset by $1.8 million loss on the embedded derivatives on the gold prepay and silver purchase agreements. For the six months ended June 30, 2023, the gain on the fair value of warrants and the embedded derivatives within the convertible debenture was driven by a decrease in the Company’s share price during the period.

Finance Expense

	Six months ended June 30,
(in thousands of U.S. dollars)	2024	2023
Interest accretion on convertible loans	5,067	4,375
Interest accretion on Gold Prepay Agreement	5,303	3,966
Interest accretion on silver purchase agreement	1,679	1,647
Interest accretion on convertible debentures	4,546	2,723
Environmental rehabilitation accretion	1,504	1,440
Amortization of finance costs	634	392
Interest paid	453	22
Total finance expense	19,186	14,565
Finance expense for the six months ended June 30, 2024 was $19.2 million, an increase of $4.6 million compared to the six months ended June 30, 2023, primarily due to the amendment on the gold prepay facility which occurred during 2024 (nil in 2023) and a full period of interest accretion on convertible debentures of $1.8 million as compared to a partial period in 2023.
Current and Deferred Taxes

	Six months ended June 30,
(in thousands of U.S. dollars)	2024	2023
Loss before income taxes	(52,546)	(37,022)
Deferred tax recovery	—	7,944
Loss for the period	(52,546)	(29,078)

For the six months ended June 30, 2024, deferred tax recovery of nil decreased from a deferred tax recovery of $7.9 million. The Company fully recovered deferred tax during the third quarter of 2023 and moved into an unrecognized deferred tax asset position.

Selected Quarterly Information
The following is a summary of selected operating and financial information from the past eight quarters.

(in thousands of U.S. dollars, unless otherwise noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2024	2024	2023	2023	2023	2023	2022	2022
From regular operations:
Gold sales (ounces)	1,636	2,486	3,350	4,585	4,329	2,349	6,769	9,332
Oxidized material sales (tons)	4,178	10,167	31,711	16,059	6,651	—	—	—
Sulfide material sales (tons) (i)	5,183	—	29,512	—	—	—	—	—

Revenues	7,184	8,413	25,837	13,215	11,310	4,548	11,647	16,065
Costs of sales	(18,994)	(7,904)	(21,878)	(12,244)	(12,188)	(6,542)	(13,530)	(9,834)
Depletion, depreciation and amortization	(74)	(377)	(1,613)	(1,444)	(2,724)	(1,421)	(1,579)	(2,126)
Mine operating income / (loss)	(11,884)	132	2,346	(473)	(3,602)	(3,415)	(3,462)	4,105

Other significant income / (loss):
Exploration, evaluation and pre-development	(5,065)	(2,782)	(8,825)	(10,014)	(11,095)	(8,979)	(6,625)	(10,798)
General and administrative	(6,007)	(4,578)	(4,788)	(4,136)	(4,397)	(5,191)	(4,509)	(4,743)
Property maintenance	(1,864)	(3,405)	(2,321)	(2,763)	(2,781)	(2,449)	(2,111)	(350)
Share‑based payments	(612)	(530)	(667)	(244)	(903)	(1,308)	(820)	(471)
Other income / (expense)	(1,519)	4,753	(8,228)	21,488	10,476	11,185	(43,696)	3,524
Finance expense	(9,880)	(9,306)	(9,208)	(8,133)	(7,898)	(6,667)	(5,954)	(6,298)

(Loss) / income for the period	(36,831)	(15,716)	(31,919)	(4,199)	(15,962)	(13,118)	(63,938)	(11,272)
(i)In December 2023, the Company entered into a sulfide mineralized material sales and purchase agreement with a third party.
Gold sales for the three months ended June 30, 2024 were 1,636 ounces, a decrease of 850 ounces compared to the prior period. The production and sales for the three months ended June 30, 2024 reflect lower sales from the Lone Tree and the Ruby Hill mines and no ounces from Granite Creek mine. For the three months ended June 30, 2024, the Company continued the mineralized oxide material sale agreement executed in previous quarters and resulted in 4,178 tons of mineralized oxide material sold. There are no gold ounces sales recognized in revenue during the three and six month ended June 30, 2024 due to the ounces produced from the processing tons that were sold at year end 2023. As of June 30, 2024, the Company had delivered 34,695 of the 40,000 tons of material that were sold in December 2023, the Company has met the delivery requirements for the prepaid deposit, therefore additional recoveries from the 40,000 tons will result in additional revenue for the Company.

Revenues for the three months ended June 30, 2024 were $7.2 million, $1.2 million lower as compared to the previous quarter due to a decrease in revenues from gold ounces sold of $1.3 million, this is primarily due to the lower recoveries at the Ruby Hill mine and Lone Tree mine, resulting in lower ounces sold this year. The average realized gold price for the three months ended June 30, 2024 was $2,360 per ounce sold compared to $1,943 per ounce sold from the previous quarter. Revenues from gold ounces sold in 2024 are from the Lone Tree and the Ruby Hill mines.
For the three months ended June 30, 2024, cost of sales of $19.0 million increased $11.1 million compared to the prior quarter. Cost of sales increased mainly due to inventory impairment of $8.8 million from an updated reconciliation assumption used to estimate recoverable ounces mined and stockpiled at Granite Creek, higher processing costs from toll milling agreements and higher cost per ounce from leach pads reaching the end of their life cycle at the Ruby Hill and Lone Tree mine.
For the three months ended June 30, 2024, mine operating loss was $11.9 million, a decrease of $12.0 million compared to mine operating income of $0.1 million in the previous quarter. The decrease in mine operating income was primarily due to inventory impairment of $8.8 million from an updated reconciliation assumption used to estimate recoverable ounces mined and stockpiled at Granite Creek, and lower revenues from the reasons mentioned above.
Loss for the three months ended June 30, 2024 of $36.8 million increased $21.1 million compared to loss of $15.7 million from the previous quarter, driven primarily by higher cost of sales of $11.1 million from the reasons mentioned above, higher other expenses of $6.3 million, and higher exploration expenses of $2.3 million (refer to the “Discussion of Financial Results” section above for more information).

DISCUSSION FINANCIAL POSITION
Balance Sheet Review
Assets
Cash equivalents increased by $31.5 million from $16.3 million at December 31, 2023 to $47.8 million at June 30, 2024, the increase is primarily due to $78.0 million cash provided by financing activities, offset by $42.9 million cash used in operating activities. Cash used in operating activities of $42.9 million are relatively similar compared to prior period. These cash outflows were offset by the cash provided by proceeds from bought deal offering of $83.5 million, equity offering of $17.4 million and $5.0 million release of collateral on the surety bonds at Lone Tree.

Property, plant and equipment increased from $638.6 million at December 31, 2023 to $647.3 million at June 30, 2024, the increase was mainly due to capital investment for development work at the Granite Creek mine and $5.0 million Production Payment which is recorded in property, plant and equipment on the consolidated statements of financial position at the Granite Creek mine.
Restricted cash and cash equivalents decreased from $44.5 million at December 31, 2023 to $39.5 million at June 30, 2024, due to $5.0 million release of collateral on the surety bonds at Lone Tree.
Liabilities
Accounts payable and accrued liabilities decreased from a total of $27.2 million at December 31, 2023 to a total of $22.0 million at June 30, 2024, mainly due to increased payment to vendors in the current period.
Current portion of long-term debt increased by $4.3 million, mainly due to interest accretion on the convertible loans.
Total other liabilities decreased $5.3 million primarily due to gains on the fair value warrants of $4.9 million, changes in the embedded derivatives of gold prepay and silver purchase agreement of $4.9 and $3.4 million, respectively, offset by the fair value decrease on the embedded derivatives related to the convertible loans of $9.1 million.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity Outlook

For the period ended
(in thousands of U.S. dollars)	June 30, 2024	December 31, 2023
Cash and cash equivalents	47,812	16,277
Working capital	(61,105)	(92,851)

The Company's operations include the acquisition and exploration of mineral properties in the State of Nevada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

As of June 30, 2024, working capital deficit was $61.1 million compared to $92.9 million as of December 31, 2023. The deficit decreased primarily due to increases in cash and cash equivalents of $31.5 million, increases in current portion of long term debt of $4.3 million, and decreases in accounts payable and accrued liabilities of $5.2 million.

On May 1, 2024, the Company completed a bought deal public offering of an aggregate of 69,698,050 Units at a price of C$1.65 per Unit for aggregate gross proceeds to the Company of approximately C$115.0 million ($83.5 million). Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. The 34,849,025 common share warrants issued in connection with the offering were valued at $8.9 million at inception using the closing price of the warrants of C$0.35 on May 1, 2024. The Company incurred $4.5 million in transaction costs in connection with the Offering, of which $4.1 million was allocated to shares issued and presented as a reduction to share capital within the statement of changes in equity.

Shelf Prospectus

The Company obtained a receipt for a final short form base shelf prospectus on June 24, 2024 (the "Canadian Shelf Prospectus"). The Canadian Shelf Prospectus was filed with the securities regulators in each province and territory of Canada, and a corresponding U.S. base prospectus contained in its registration statement on Form F-10 (the "U.S. Base Prospectus") was filed with the United States Securities and Exchange Commission ("SEC").

These filings provide added financial flexibility and allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts and units (collectively, the “Securities”), or any combination thereof, from time to time over a 25-month period in both Canada and the United States. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale and, subject to applicable regulations, may include “at-the-market” offerings, public offerings or strategic investments. The specific terms of future offerings of Securities, if any such offerings occur, will be set forth in one or more prospectus supplement(s) to be filed with applicable securities regulators.

Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
OPERATING ACTIVITIES
Loss for the period	$(36,831)	$(15,962)	$(52,546)	$(29,078)

Items not affecting cash	16,657	(611)	9,651	(10,277)
Cash used in operating activities	$(20,174)	$(16,573)	$(42,895)	$(39,355)

INVESTING ACTIVITIES
Net cash acquired in acquisition of Paycore Minerals Inc.	—	10,027	—	10,027
Capital expenditures on property, plant and equipment	(6,276)	(12,637)	(9,419)	(22,817)
Environmental liability security	(453)	(14,391)	5,037	(14,670)
Other assets	425	—	425	—
Purchase of investments	—	—	—	(894)
Cash used in investing activities	$(6,304)	$(17,001)	$(3,957)	$(28,354)

FINANCING ACTIVITIES
Proceeds from shares issued in brokered placement	83,500	—	83,500	—
Proceeds from shares issued in equity financing	—	—	17,436	—
Net proceeds on Convertible Debentures	—	—	—	61,906
Contingent payments	—	—	—	(11,000)
Principal repayment on Gold Prepay Agreement	(9,717)	(4,088)	(9,717)	(8,203)
Principal repayment on Silver Purchase Agreement	(8,387)	(21)	(8,387)	(5,662)
Share issue costs	(4,101)	—	(4,481)	—
Stock option and warrant exercises	309	189	895	1,903
Finance fees paid	(950)	—	(950)	—
Other	97	(89)	(289)	(189)
Cash provided by / (used in) financing activities	$60,751	$(4,009)	$78,007	$38,755

Change in cash and cash equivalents during the period	34,273	(37,583)	31,155	(28,954)
Cash and cash equivalents, beginning of period	13,090	56,910	16,277	48,276
Effect of exchange rate changes on cash held	449	28	380	33
Cash and cash equivalents, end of period	$47,812	$19,355	$47,812	$19,355
Cash flows for the three months ended June 30, 2024

Cash used in operating activities for the three months ended June 30, 2024, was $20.2 million compared to $16.6 million cash used in operating activities in the comparative periods of 2023. The $3.6 million increase in cash used in operating activities over the three month period of 2024 as compared to the three month period of 2023 was primarily related to lower revenue and higher finance expense. Lower revenue for the period was due to lower gold ounces sold offset by higher average realized gold price per ounce sold in the three month period of 2024 as compared to the three month period of 2023. Higher finance expense for the period was due to $0.7 million higher interest accretion on the A&R Gold Prepay agreement and a $0.4 million higher interest accretion on convertible debentures. Changes in cash flows from non-cash working capital related to operations was mostly related to increases in inventory and prepaid of $6.0 million and $1.4 million, respectively, offset by decreases from accounts payable and accrued liabilities of $5.1 million.
Cash used in investing activities for the three months ended June 30, 2024 was $6.3 million compared to $17.0 million in the comparative periods of 2023. Cash used in investing activities for the three months ended June 30, 2024 primarily relates to capital expenditures on mine development of $6.3 million at the Granite Creek mine and continent payment of $5.0 million. Cash used in investing activities for the three months ended June 30, 2023 was primarily related to capital investment of $12.6 million for development work at Granite Creek, the exploration ramp at McCoy-Cove and the engineering and design work on the autoclave at Lone Tree and additional funds placed into the surety bonds of $14.4 million, offset by funds received of $10.0 million from the Paycore acquisition.

Cash provided by financing activities for the three months ended June 30, 2024 was $60.8 million compared to cash used by financing activities of $4.0 million in the comparative period of 2023. Cash provided by financing activities for the three months ended June 30, 2024, was primarily due to proceeds from bought deal public offering of $83.5 million, offset by $9.7 million repayment on the Gold Prepay Agreement, $8.4 million on the Silver Purchase Agreement, and $4.1 million share issuance costs. Cash provided by financing activities for the three months ended June 30, 2023 was primarily driven by repayment on the gold prepay agreement of $4.1 million.

Cash flows for the six months ended June 30, 2024
Cash used in operating activities for the six months ended June 30, 2024, was $42.9 million compared to $39.4 million cash used in operating activities in the comparable period of 2023. The increase of $3.5 million in cash used in operating activities for the six months ended June 30, 2024 was primarily related to $3.3 million increase in cash outflows from operating activities before changes in non-cash working capital related to operations, offset by $6.9 million change in non-cash working capital related to operations. The $3.3 million increase in cash outflows from operating activities before changes in non-cash working capital related to operations was primarily due to higher cost of sales per ounce sold, partially offset by a higher average realized gold price per ounce sold.
Cash used in investing activities for the six months ended June 30, 2024 was $4.0 million compared to $28.4 million for the six months ended June 30, 2023. Cash used in investing activities for the six months ended June 30, 2024 was primarily driven by $14.5 million in mine development expenditures at the Granite Creek mine, offset by funds returned from surety bonds of $5.0 million. Cash used in investing activities for the six months ended June 30, 2023 was primarily driven by capital investment mine development of $2.4 million and $2.5 million at Granite Creek and McCoy Cove, respectively, engineering and design work on the autoclave at Lone Tree of $6.9 million and additional funds placed into the surety bonds of $14.4 million, offset by funds received of $10.0 million from the Paycore acquisition.
Cash provided by financing activities for the six months ended June 30, 2024 was $78.0 million compared to $38.8 million for the six months ended June 30, 2023. Cash provided by financing activities for the six months ended June 30, 2024 was primarily from proceeds from bought deal public offering of $83.5 million, net proceeds of $17.4 million from the equity financing, partially offset by payments on the gold prepay and silver purchase agreements of $9.7 million and $8.4 million, respectively and share issuance costs of $4.1 million. Cash used in investing activities for the six months ended June 30, 2023 was primarily driven by net proceeds from the convertible debenture of $61.9 million, partially offset by payments on the gold prepay and silver purchase agreements of $8.2 million and $5.7 million, respectively, and a contingent payment of $11.0 million in satisfaction of the First and Second Milestone Payments for the deferred consideration of the acquisition of Ruby Hill.
Equity
At June 30, 2024, the authorized share capital consisted of an unlimited number of common shares without par value, of which 384,896,724 shares were outstanding. In addition, as of June 30, 2024, the Company had 48,185,249 warrants, 10,940,295 stock options, 2,666,099 Restricted Share Units ("RSU"), and 763,392 Deferred Share Units ("DSU") outstanding. As of August 12, 2024, there were 384,935,525 common shares, 48,185,249 warrants, 10,760,321 stock options, 2,622,762 RSU, and 824,370 DSU outstanding.

Share Capital Issued

On May 1, 2024, the Company completed a bought deal public offering of an aggregate of 69,698,050 Units at a price of C$1.65 per Unit for aggregate gross proceeds to the Company of approximately C$115.0 million ($83.5 million). Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. The 34,849,025 common share warrants issued in connection with the offering were valued at $8.9 million at inception using the closing price of the warrants of C$0.35 on May 1, 2024. The Company incurred $4.5 million in transaction costs in connection with the Offering, of which $4.1 million was allocated to shares issued and presented as a reduction to share capital within the statement of changes in equity.

On March 20, 2024, the Company issued 1,127,336 common shares to Waterton at a price of C$1.73 for total gross proceeds of C$2.0 million ($1.4 million) as partial consideration of the contingent value rights payment related to Granite Creek.

During the first quarter of 2024 the Company completed a non-brokered private placement of common shares. An aggregate of 13,064,204 shares were issued by the Company at a price of C$1.80 per common share for aggregate gross proceeds of C$23.5 million ($17.4 million).

On February 9, 2024, the Company issued 1,600,000 common shares to Waterton at a price of C$1.80 for total gross proceeds of C$2.9 million ($2.1 million) as partial consideration of the contingent value rights payment related to Granite Creek.

On October 16, 2023, the Company issued 6,613,382 common shares to Waterton at a price of C$2.057 for total gross proceeds of C$13.6 million ($10.0 million) as partial consideration of the Third Milestone Payment and Fourth Milestone Payment related to the Ruby Hill deferred consideration.

On August 1, 2023, the Company completed a private placement of common shares led by CIBC Capital Markets on behalf of a syndicate of underwriters. An aggregate of 13,629,800 shares were issued by the Company at a price of C$2.70 per common share for aggregate gross proceeds of C$36.8 million ($27.7 million). Certain directors and/or officers of the Company subscribed for C$0.5 million in common shares and a related party subscribed for C$2.7 million in common shares under the private placement, both of which are related party transactions.

On June 27, 2023, Sprott converted $1.8 million in principal and subject to obtaining approval of the TSX $0.2 million in interest of the Convertible Loans into 800,449 common shares of the Company. On July 7, 2023, upon approval of the TSX the Company issued 800,449 common shares to Sprott.

On May 9, 2023, in connection with the Paycore acquisition the Company issued 5,016,991 common shares to Waterton in settlement of the contingent value rights agreement between Paycore and Waterton.

On May 5, 2023, the Company acquired 100% of the issued and outstanding shares of Paycore at the Exchange Ratio issuing 25,488,584 common shares to Paycore shareholders.

On January 16, 2023, the Company issued 5,515,313 common shares to Waterton at a price of C$3.8945 for total gross proceeds of C$21.5 million ($16.0 million) as partial consideration of the First Milestone Payment and Second Milestone Payment related to the Ruby Hill deferred consideration.

The Company issued 904,800 common shares for stock options and warrants exercised during the six months ended June 30, 2024 and received proceeds of $0.9 million.

Share Purchase Warrants

On May 1, 2024, the Company completed a bought deal public offering of an aggregate of 69,698,050 Units at a price of C$1.65 per Unit for aggregate gross proceeds to the Company of approximately C$115.0 million ($83.5 million). Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. The 34,849,025 common share warrants issued in connection with the offering were valued at $8.9 million at inception using the closing price of the warrants of C$0.35 on May 1, 2024.

In connection with the Extension Agreement entered into during the first quarter of 2024, the Company issued 500,000 common share warrants exercisable at C$2.72 per share with an exercise period of 48 months or until January 24, 2028. The warrants include a four month hold period. The initial fair value of the warrants recognized on inception was $0.3 million and at June 30, 2024 $0.1 million.

In connection with the acquisition of Osgood the Company issued to Waterton 12,100,000 common share warrants which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until April 14, 2024. The warrants included a four month hold period. The initial fair value of the warrants recognized on inception was $6.1 million and at June 30, 2024 nil. As of August 12, 2024, these warrants have expired.

In connection with the Orion financing package the Company completed during the fourth quarter of 2021, the Company issued 5,500,000 common share warrants exercisable at C$3.28 per share with an exercise period of 36 months or until December 13, 2024. On September 20, 2023, in connection with the A&R Gold Prepay Agreement the Company extended the expiry date by an additional twelve months to December 13, 2025. The initial fair value of the warrants recognized on inception was $3.5 million and at June 30, 2024 $0.2 million.

In connection with the A&R Gold Prepay Agreement entered into during the third quarter of 2023, the Company issued 3,800,000 common share warrants exercisable at C$3.17 per share with an exercise period of 36 months or until September 20, 2026. The warrants include a four month hold period. The initial fair value of the warrants recognized on inception was $1.9 million and at June 30, 2024 $0.5 million.

In connection with the Paycore acquisition from 2023 the Company issued a total of 3,800,000 common share warrants for Paycore warrants outstanding on the date of acquisition. The replacement warrants are comprised of 300,000 common share warrants at an exercise price of C$2.40 per common share until February 9, 2025, and 3,300,000 common share warrants at an exercise price of C$4.02 per common share until May 2, 2025. The initial fair value of the warrants recognized on inception was $2.7 million and at June 30, 2024 $0.1 million.

The warrants are considered derivatives because their exercise price is in C$ whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. For the three and six months ended June 30, 2024, the Company recognized a gain on the revaluation of the liability of $1.6 million and $4.3 million, respectively.
Stock Option Plan

The Company has a share option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Company's Board of Directors which cannot exceed ten years. As of June 30, 2024, there were 10,940,295 stock options outstanding.
Restricted Share Unit Plan

The Company adopted the RSU plan to allow i-80’s Board of Directors to grant its employees non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting. As of June 30, 2024, there were 2,666,099 RSU’s outstanding.
Deferred Share Unit Plan
The Company adopted the DSU plan to grant non-transferable share units to eligible members of the Board of Directors, eligible employees and eligible contractors. The DSU’s are priced based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three year period. Under the DSU plan, the awards can be equity or cash settled immediately upon vesting. As of June 30, 2024, there were 763,392 DSU’s outstanding.

COMMITMENTS AND CONTINGENCIES
Environmental Rehabilitation Provision
The Company currently has five active environmental rehabilitation obligations related to past and current mining activities. As per the table below, the provisions for each property are updated annually for changes to projected inflation rates, the risk-free discount rate, accretion, and currency adjustments if applicable. Changes in cost estimates to perform the environmental rehabilitation work at each property are applied where an engineering assessment of the project has been completed.

For the period ended
(in thousands of U.S. dollars)	June 30, 2024	December 31, 2023
Granite Creek	1,626	1,661
Lone Tree	46,084	49,158
Ruby Hill	12,332	12,986
McCoy-Cove	6,351	6,541
Argenta	1,181	1,176
Total	67,574	71,522
Granite Creek
This project has a current remediation plan of 10 years after the current approximate life of mine of the project of 11 years. There are no expenditures projected in the next few years. Management conducted an environmental assessment of the property during 2023 and updated the estimated environmental obligation as part of its year-end review. The estimated remediation costs includes closure of all permitted mining and exploration disturbance at the property.
Lone Tree
The assets at Lone Tree include an autoclave and flotation mill, which are currently not operating. There are reclamation activities ongoing at Lone Tree related to the treatment of the pit lake to maintain a neutral pH. As of June 30, 2024, Management estimates the environmental rehabilitation obligation at Lone Tree at $46.1 million after inflation and present value discounting. This amount is based on cost estimates from an environmental assessment of the property conducted during 2023 and includes closure of all permitted mining and exploration disturbance at the property.
Ruby Hill
As of June 30, 2024, Management estimates the environmental rehabilitation obligation at $12.3 million after inflation and present value discounting. This amount includes the closure of all permitted mining and exploration disturbance and is calculated using standardized reclamation cost estimators. Management conducted an environmental assessment of the property during 2023 and updated the estimated environmental obligation as part of its year-end review.
McCoy-Cove
The Company is responsible for all environmental liabilities related to the closure of the McCoy-Cove Property as well as final clean-up of surface drill pads and minor drill roads. The McCoy-Cove reclamation obligation is in part related to the McCoy portion of the property purchased from Newmont Mining Corporation in 2014. All closure activities other than reclamation of three water treatment ponds, evaporation of the tailings facility and water quality testing have been temporarily put on hold pending the potential for future production out of the Cove underground. The property had a remaining obligation from previous mining activities, most of which was completed prior to acquiring the property. Structural reclamation is on hold for several years pending a new mine plan for the property. The other portion is related to the Cove underground project which will not commence reclamation for several years, and was impacted by accretion and an updated risk-free discount rate. Management conducted an environmental assessment of the property during 2023 and updated the estimated environmental obligation as part of its year-end review, the estimated environmental rehabilitation obligation as of June 30, 2024, sits at $6.4 million after inflation and present value discounting.
Argenta
This recently acquired project includes barite processing facilities and associated infrastructure, which are currently not operating. The Argenta mine and mill complex has a current remediation plan of 7 years. The estimated remediation costs includes procedures in order to reclaim any land disturbed during mine development, construction and operations of the site done prior to acquisition by the Company. As of June 30, 2024, Management estimates the environmental rehabilitation obligation at $1.2 million after inflation and present value discounting.
Surety Bonds

At June 30, 2024, the Company has outstanding surety bonds in the amount of $132.8 million in favour of either the United States Department of the Interior, Bureau of Land Management ("BLM"), or the State of Nevada, Department of Conservation & Natural Resources as financial support for environmental reclamation and exploration permitting. This includes surety bonds for the Lone Tree project and the Ruby Hill property in the amounts of $87.0 million and $27.0 million, respectively. The surety bonds are secured by a $39.5 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM and

State of Nevada as beneficiary of the instruments, will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.
Off Balance Sheet Arrangements
The Company has no off-balance sheet or income statement arrangements other than the surety bonds discussed above.
CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES, POLICIES AND CHANGES

New and amended accounting standards

Amendments to IAS 1 – Presentation of Financial Statements

On January 1, 2024, the Corporation adopted the amendments to IAS 1 Presentation of Financial Statements, which addresses the classification of liabilities with covenants as current or non‐current in the Statements of Financial Position. As a result of the amendment, the Company’s unsecured debentures, which were previously reported as non‐current liabilities, have been reclassified to current liabilities. The Company has provided all necessary disclosures within the notes to the Financial Statements to be in compliance with the amendments.
Significant Accounting Judgements and Estimates

The preparation of the Company’s Financial Statements in accordance with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the Financial Statements and accompanying notes. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates. The significant judgments and estimates used in the preparation of the Financial Statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2023.

The following are critical judgments and estimations that management has made in the process of applying the Company’s material accounting policies and that have the most significant effect on the amounts recognized in the Financial Statements and that have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

Acquisitions

Determination of whether a group of assets acquired and liabilities assumed constitute the acquisition of a business or an asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations.

With regard to the acquisition of Paycore, management followed the guidance within IFRS 3 and determined that the transaction should be accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to recording goodwill. The Paycore transaction was recorded based on the total consideration paid for the assets. Total consideration paid in excess of the acquired assets’ fair values was attributable to the acquired mineral interests.
Valuation of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. The Company uses its judgment to select a variety of methods and makes significant assumptions that are mainly based on market conditions existing at initial recognition and at the end of each reporting period. Refer to Note 21 (d) on the Consolidated Financial Statements for further details on the methods and significant assumptions used.
Provisions for environmental rehabilitation
Management assesses the provisions for environmental rehabilitation on acquisition, on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in each jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the discount rate. The actual future expenditures may differ from the amount currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and / or regulatory requirements in the future. Management reviews key inputs used in the provision on an interim basis, including changes in discount rates and inflation rates and updates as required.
Valuation of Inventories
Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of cost and net realizable value ("NRV"). The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the amount of gold in the mill circuits. The determination of NRV involves the use of estimates. The NRV of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metals prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The NRV of inventories is assessed at the end of each reporting period. Changes in estimates of NRV may result in a write-down of inventories or the reversal of a previous write-down.
Recoverable ounces
The carrying amounts of the Company's mining property is depleted based on recoverable ounces contained in proven and probable mineral reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to mine plans and changes in metal price forecasts can result in a change in future depletion rates.
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operation.
Impairment and reversal of impairment for non-current assets
Non-current assets are tested for impairment at the end of each reporting period if in management's judgement there is an indicator of impairment. If there are indicators, management performs an impairment test on the major assets within this balance.
In the case of mineral property assets, recoverability is dependent on a number of factors common to the natural resource sector. These include the extent to which the Company can continue to renew its exploration and future development licenses with local or other authorities, establish economically recoverable reserves on its properties, the availability of the Company to obtain necessary financing to complete the development of such reserves and future profitable production or proceeds from the disposition thereof. The Company will use the evaluation work of professional geologists, geophysicists and engineers for estimates in determining whether to commence or continue mining and processing. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization.
Achievement of operating levels intended by management

Until a mineral property, plant or equipment is capable of operating at levels intended by management, costs incurred, other than costs associated with the sale of gold bullion produced, and including borrowing costs incurred on qualifying assets, are capitalized as part of the cost of the asset. Depletion of capitalized development and construction costs for a mineral property and related property and equipment begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mineral property, plant or equipment is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades, recoveries, and for a heap leach operation, stacking rates and irrigation rates, are assessed over a reasonable period to make this determination.

Deferred taxes

The provision for income taxes which is included in the consolidated statements of income (loss) and comprehensive income (loss) and composition of deferred income tax liabilities included in the consolidated statements of financial position is based on factors such as tax rates in the different jurisdictions, changes in tax law and management’s assessment of future results and have not yet been confirmed by the taxation authorities. The Company does not recognize deferred tax assets where management does not expect such assets to be realized based on current forecasts.

In the event that actual results differ from these estimates, adjustments are made in future periods and changes in the amount of amount of deferred tax assets recognized may be required. These adjustments could materially impact the financial position and income (loss) for the period.
NON-IFRS FINANCIAL PERFORMANCE MEASURES
The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under IFRS Accounting Standards in this document. These include: adjusted net earnings and average realized price per ounce. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS Accounting Standards, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the Company's Financial Statements.
Definitions
Adjusted earnings / (loss) and adjusted earnings / (loss) per share excludes from net earnings / (loss) significant write-down adjustments and the gain / (loss) from financing instruments.
Average realized gold price represents the sales price of gold per ounce before deducting mining royalties, treatment and refining charges and gains or losses derived from the offtake agreement with Orion.

Average realized gold price per ounce of gold sold
Average realized gold price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS Accounting Standards and does not have a standardized meaning defined by IFRS Accounting Standards. It may not be comparable to information in other gold producers’ reports and filings.

		Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, unless otherwise noted)		2024	2023	2024	2023
Nevada production
Revenue per financial statements		$7,184	11,310	15,597	15,859
Mineralized material sales revenue		$(3,288)	(2,821)	(6,486)	(2,821)
Revenue without mineralized material sales (i)		$3,896	8,489	9,111	13,038
Silver revenue from mining operations		$(34)	(41)	(71)	(61)
Gold revenue from mining operations		$3,862	8,448	9,040	12,977
Ounces of gold sold	ounce	1,636	4,329	4,122	6,678
Average realized gold price	$/ounce	2,361	1,951	2,193	1,943

Lone Tree
Revenue per financial statements		$2,682	5,370	6,985	6,675
Silver revenue from mining operations		$(9)	(15)	(28)	(19)
Gold revenue from mining operations		$2,673	5,355	6,957	6,656
Ounces of gold sold	ounce	1,126	2,700	3,168	3,363
Average realized gold price	$/ounce	2,374	1,983	2,196	1,979

Ruby Hill
Revenue per financial statements		$1,214	3,119	2,126	5,502
Silver revenue from mining operations		$(25)	(26)	(43)	(42)
Gold revenue from mining operations		$1,189	3,093	2,083	5,460
Ounces of gold sold	ounce	510	1,629	954	2,871
Average realized gold price	$/ounce	2,331	1,899	2,183	1,902

Granite Creek
Revenue per financial statements		$3,288	2,821	6,486	3,682
Mineralized material sales revenue		$(3,288)	(2,821)	(6,486)	(2,821)
Revenue without mineralized material sales (i)		$—	—	—	861
Gold revenue from mining operations		$—	—	—	861
Ounces of gold sold	ounce	—	—	—	444
Average realized gold price	$/ounce	—	—	—	1,939
(i)Does not include revenue from mineralized material sales.
Adjusted loss
Adjusted loss and adjusted loss per share are non-IFRS measures that the Company considers to better reflect normalized earnings because it eliminates non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. Neither adjusted loss nor adjusted loss per share have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other companies.

The following table shows a reconciliation of adjusted loss for to the net loss for each period. Adjusted loss and adjusted loss per share exclude a number of temporary or one-time items detailed in the following table:

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, unless otherwise noted)(i)	2024	2023	2024	2023

Net income / (loss) for the period	$(36,831)	$(15,962)	$(52,546)	$(29,078)
Adjust for:
Gain (loss) on convertible loans	3,030	2,097	9,145	10,463
Gain (loss) on warrants	1,645	4,607	4,275	10,175
(Loss) gain on Gold Prepay derivative	(1,417)	838	(4,915)	(2,252)
(Loss) gain on Silver Purchase derivative	(4,445)	1,309	(5,302)	452
Gain on convertible debenture	—	900	—	900
Loss on Gold Prepay Agreement modification	(667)	—	(667)	—
Loss on Silver Purchase Agreement modification	(440)	—	(440)	—
Inventory impairments	(8,764)	(4,506)	(8,764)	(8,531)
Loss on deferred consideration	—	(351)	—	(778)
Total adjustments	(11,058)	4,894	(6,668)	10,429
Adjusted loss for the period	$(25,773)	$(20,856)	$(45,878)	$(39,507)
Weighted average shares for the period	361,145,495	265,433,411	333,234,688	255,573,142
Adjusted loss per share for the period	$(0.07)	$(0.08)	$(0.14)	$(0.15)
RISKS AND RISK MANAGEMENT

Readers of this MD&A are encouraged to read the “Risk Factors” as more fully described in the Company’s filings with the Canadian Securities Administrators, including its Annual Information Form for the year ended December 31, 2023, available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca. The following, while not exhaustive, are important Risk Factors to consider:

Financial Instruments and Related Risks
The Company's operations include the acquisition and exploration of mineral properties in the State of Nevada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.
Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the Financial Statements.
Trade credit risk
The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding was $3.4 million at June 30, 2024 ($4.2 million at December 31, 2023)
Cash
In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are liquid after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rating. The credit risk on cash and cash equivalents is therefore negligible.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

The following table summarizes the Company's contractual maturities and the timing of cash flows as at June 30, 2024. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the Financial Statements.

	Within 1 year	1-2 years	2-3 years	Thereafter	Total
Accounts payable and accrued liabilities	$22,033	$—	$—	$—	$22,033
Convertible Loans (i) (ii)	—	80,283	—	—	80,283
Convertible Debentures (i)	—	—	89,258	—	89,258
Gold Prepay Agreement	31,493	14,113	4,898	—	50,504
Silver Purchase Agreement	8,855	2,015	—	—	10,870
Reclamation and closure obligations	548	774	992	93,902	96,216
Total	$62,929	$97,185	$95,148	$93,902	$349,164
(i) Includes principal and interest payments due at maturity. Outstanding amounts under the Convertible Loans and Convertible Debentures can be converted into common shares of the Company at any time prior to maturity at the option of the applicable respective lender, or under certain conditions at the election of the Company, as further described in Notes 9 of the Financial Statements.
(ii) The Convertible Loans are classified within current liabilities in the statement of financial position as a result of the application of the amendments to IAS 1, as further described in Note 2 (e) of the Financial Statements. The Convertible Loans mature December 2025, and accordingly have been presented in the 1-2 year time band in the table above.
Market risk
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.
Currency risk
Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.
Fair value
(i) Definitions

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
(ii) Valuation techniques used to determine fair values

The Company calculates fair values based on the following methods of valuation and assumptions:
Financial assets

Financial assets other than the Company's derivative assets described below are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.
Financial liabilities
Financial liabilities not classified as fair value through profit or loss are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short term nature.

Share-based payment and warrant liabilities
The share-based payment and warrant liabilities are classified within level 2 of the fair value hierarchy and are fair valued using a valuation model that incorporates such factors as the Company’s share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.

The warrants issued in connection with the Offering are classified within level 1 of the fair value hierarchy as the warrants are listed on the TSX and therefore a quoted market price is available.

Deferred consideration
Deferred consideration related to Ruby Hill was recognized at fair value on acquisition and in the comparative period prior to settlement by the Company during the third quarter of 2023, as further described in Note 11 (vii) of the Consolidated Financial Statements. This liability was classified within level 3 of the fair value hierarchy as it involved management's best estimate of whether or not the key activities as described in Note 11 (vii) of the Company’s Financial Statements required for each milestone payment would be achieved. Management assumed that all milestones would be achieved and the early repayment option would be taken. The fair value of the deferred consideration was the present value of projected future cash flows using a discount rate of 7.5%.

Convertible Loans
The Convertible Loans contain conversion and change of control rights that are separately measured at FVTPL each reporting period (level 3). In determining the fair value at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as managements estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates. The forced conversion rights were measured at fair value on inception but do not get revalued subsequently.

Gold Prepay Agreement
The Second A&R Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period (level 3). In determining the fair value of the embedded derivative at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, and risk free borrowing rates.

Silver Purchase Agreement
The Amended Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives; one in relation to the embedded silver price within the agreement and the other in relation to the gold substitution option whereby i-80 Gold can choose to deliver gold instead of silver at a ratio of 75:1, both are measured at FVTPL each reporting period (level 3). On initial recognition and at June 30, 2024, the gold substitution option did not have any value. In determining the fair value of the embedded derivatives at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as metal prices, metal price volatility, risk free borrowing rates and the Company's production profile.

Convertible Debentures
The Convertible Debentures were assessed for derivatives within the agreement and a number of instruments were identified that had to be separated from the host contract and valued on a standalone basis. These instruments were valued using a LongstaffSchwartx MonteCarlo simulation, assuming they follow correlated Geometric Brownian Motion and modeling the payoffs of each financial instrument in the Convertible Debentures. The derivatives (including embedded) were fair valued with the residual balance being allocated to the host contracts.

The Convertible Debentures contain forced conversion and change of control options that are separately measured at FVTPL each reporting period (level 3) whilst the host contract is measured at amortized cost. In determining the fair value at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as managements estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates.
(iii) Fair value measurements using significant unobservable inputs (level 3)

The following tables present the changes in level 3 items for the periods ended June 30, 2024 and December 31, 2023:

	Convertible Loans		Convertible Debentures
	Orion conversion and change of control rights	Sprott conversion and change of control rights	Change of control option	Forced conversion option
Balance as at January 1, 2023	$(27,029)	$(5,299)	$—	$—
Fair value adjustments	18,001	3,840	1,409	(509)
Balance as at December 31, 2023	$(9,028)	$(1,459)	$—	$366
Fair value adjustments	7,868	1,277	—	—
Balance as at June 30, 2024	$(1,160)	$(182)	$—	$366

	Silver Purchase Agreement - silver price derivative	Gold Prepay Agreement - gold price derivative	Deferred consideration	A&R Offtake gold lookback option
Balance as at January 1, 2023	$1,898	$2,916	$(45,805)	$(730)
Principal repayment	—	—	47,000	—
Fair value adjustments	—	(4,592)	(1,195)	93
Balance as at December 31, 2023	$1,898	$(1,676)	$—	$(637)
Fair value adjustments	(5,302)	(4,915)	—	—
Balance as at June 30, 2024	$(3,404)	$(6,591)	$—	$(637)
(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Balance as at June 30, 2024	Unobservable input	Fair Value	Change in Fair Value
Assumption:			-10%	10%
Silver Purchase Agreement - silver price derivative	Change in forecast silver price	$(3,404)	$2,404	$(2,404)
Gold Prepay Agreement - gold price derivative	Change in forecast gold price	$(6,591)	$2,536	$(2,536)
Management of Capital Risk
The Company manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $601.1 million at June 30, 2024 ($508.6 million at December 31, 2023). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going-concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or acquire new debt.
In order to maximize ongoing exploration and development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.
To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

Risks and Uncertainties

Inability to renegotiate the toll milling agreement with NGM

Pursuant to the autoclave toll milling agreement dated October 14, 2021, between Osgood LLC, Au-Reka LLC and Nevada Gold (the "Autoclave Toll Milling Agreement"), NGM agreed to process up to an aggregate of 1,000 tons/day of ore produced from the Granite Creek Project and the McCoy-Cove Project at its autoclave facilities, until the earlier of (i) the date the Lone Tree autoclave becomes fully operational, and (ii) October 14, 2024, subject to extension by mutual agreement between the parties. Ruby Hill LLC may in the future become party to the Autoclave Toll Milling Agreement, in which event- mineralized material produced from the Ruby Hill Project may also be processed at NGM's autoclave facilities.

The Company anticipates that it will process refractory material from its Granite Creek mine at the NGM autoclave facility under the Autoclave Toll Milling Agreement until such time that the Lone Tree autoclave facility is operational. Based on the Company's present estimates, the Lone Tree autoclave will not be fully operational by October 14, 2024, and as such, the Company will be dependent on the ability to reach a mutual agreement with NGM to extend of the Autoclave Toll Milling Agreement, so that the Company can continue using NGM autoclave facility until such time. There is no certainty that the Company will be able to arrive at a mutual agreement for extension of the Autoclave Toll Milling Agreement with NGM.

If the Company is unable to obtain an extension of the Autoclave Toll Milling Agreement in a timely manner (or at all), the Company will be required to seek other arrangements for the processing of refractory material from its Granite Creek mine. There can be no certainty that such arrangement can be reached in a timely manner (or at all) on terms that are acceptable to the Company. If an extension of the Autoclave Toll Milling Agreement or an alternative arrangement cannot be obtained, the Company's operations at Granite Creek mine will be disrupted until such time as an extension or alternative arrangement can be reached. In addition, as the Company is dependent on third parties' autoclave facilities, there can be no assurance that there will not be interruptions in production capabilities and/or increase in production costs or reduction in profitability as a result of toll milling arrangements.

Any interruptions in the Company's ability to process refractory material at the Granite Creek mine or, in the future, the Ruby Hill Project, will have a material adverse effect on the Company's results of operations and financial performance and condition.

Inability to Obtain Additional Financing and Reduction in Scope of Planned Business Objectives

The Company will have various capital requirements and exploration and development expenditures as it proceeds to expand exploration and development activities at its mineral properties (including the refurbishment and retrofit of the Lone Tree facilities), develop any such properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. Funds from mining operations at the Ruby Hill Mine and the Granite Creek mine are not expected to be sufficient to fund such capital requirements. The continued exploration and future development of the Company's exploration and development-stage properties will therefore depend on the Company's ability to obtain the required financing. In particular, any potential development of its projects will require substantial capital commitments, which the Company cannot currently quantify and may not currently have in place. The Company can provide no assurance that it will be able to obtain financing on favorable terms or at all. The inability to arrange additional financing could have a material adverse effect on the Company's business and financial condition.

In addition, the Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), the price of gold on the commodities markets (which will impact the amount of asset-based financing available) and/or the loss of key management personnel. If the Company is unable to obtain additional financing as needed, it may not be able to move forward with its planned exploration and development activities at the Ruby Hill mine, the Lone Tree project (including the refurbishment and retrofit of the Lone Tree facilities), the McCoy-Cove project, the Granite Creek mine and the Buffalo Mountain project. Any of the foregoing could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Financing Risk

The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing debt and equity market conditions, the price of gold, the performance of the Company and other factors outlined herein. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. The inability to arrange additional financing could have a material adverse effect on the Company's business and financial condition.

If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

In addition, failure to comply with covenants under the Company’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on, its indebtedness or to make scheduled payments under hedging arrangements would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which could have a material adverse effect on the Company’s business and financial condition.

Failure to further develop the Ruby Hill Mine and the Lone Tree Project

The ability of the Company to sustain or increase the present level of gold and silver production is dependent on the success of its projects. Following the completion of the Asset Exchange and the Ruby Hill Acquisition, the only gold sales for the Company are from residual heap leaching operations continuing at Lone Tree and Ruby Hill. Risks and unknowns inherent in all projects include, but are not limited to: the accuracy of mineral reserve and mineral resource estimates; metallurgical recoveries; geotechnical and other technical assumptions; capital and operating costs of ongoing production of the project; the future price of gold and silver; environmental compliance regulations and restraints; political climate and/or governmental regulation and control; the accuracy of engineering; the ability to manage large-scale construction and scoping of major projects, including delays, aggressive schedules and unplanned events and conditions. The significant capital expenditures and long time period required to further develop this project are considerable and changes in costs and market conditions or unplanned events or construction schedules can affect project economics. The Company's ability to maintain licenses to operate the Ruby Hill Mine or the Lone Tree project is also important to the success of this project. Actual costs and economic returns may differ materially from estimates prepared by the Company, or the Company could fail or be delayed in obtaining all approvals necessary for execution of the project, in which case, the project may not proceed either on its original timing or at all. In addition, neither the Ruby Hill Mine nor the Lone Tree project may demonstrate attractive economic feasibility at low gold or silver prices.

The capital costs for each the Ruby Hill Mine and Lone Tree project may outweigh the Company's capital, financial and staffing capacity and may adversely affect the development of the Ruby Hill Mine and the Lone Tree project. The inability to further develop the Ruby Hill Mine or the Lone Tree project could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for the Company to, among other things, find or generate suitable sources of water and power for the project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures. It is also not unusual in the mining industry for mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

The Company is subject to debt and liquidity risk

As of June 30, 2024, the Company had aggregate consolidated indebtedness of approximately $179.4 million. The Company's ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Company's future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of the Company.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

The Company may not generate cash flow from operations in the future sufficient to service the debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

From time to time, debt instruments to which the Company may become party may require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants may limit, among other things, the Company's ability to incur further indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that, in the future, the Company will not, as a result of such covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with such covenants could result in an event of default under any debt instruments may allow the lenders thereunder to accelerate repayment obligations or enforce security (if any).

Fluctuating Commodity Prices

Historically, gold and other precious metals prices have fluctuated widely and are affected by numerous external factors beyond the Company’s control, including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, production and cost levels in major producing regions, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted), interest rates, terrorism and war, and other global or regional political or economic events. Resource prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. The exact effect of these factors cannot be accurately predicted, but any one of or any combination of, these factors may result in not receiving an adequate return on invested capital and a loss of all or part of an investment in securities in the Company.

No Assurance of Title

The acquisition of title to mineral projects is a very detailed and time-consuming process. Although the Company has taken precautions to ensure that legal title to its property interests is properly recorded in its name where possible, there can be no assurance that such title will ultimately be secured. Furthermore, there is no assurance that the interests of the Company in any of its properties may not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company has a limited ability to ensure that it has obtained secure ownership claims to individual mineral claims. While the Company’s intention is to take all reasonable steps to maintain title to its mineral properties, there can be no assurance that the Company will be successful in extending or renewing mineral rights on or prior to expiration of their term or that the title to any such properties will not be affected by an unknown title defect.

Construction and Start-up of New Mines

The success of construction projects and the start up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/de-adsorption, recovery plants and conveyors to move minerals, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start up of new mines as planned. There can be no assurance that current or future construction and start up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Permits and Licenses

The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it presently holds all necessary licenses and permits required to carry on with activities which it is currently conducting under applicable laws and regulations, and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in regulations and in various operating circumstances. Where required, obtaining necessary licenses and permits can be a complex and time-consuming process. The costs and delays associated with obtaining necessary licenses and permits could stop or materially delay or restrict the Company from proceeding with the development of an exploration project. There can be no assurance that the Company will be able to obtain all necessary licenses and permits required to carry out exploration, development, and mining operations at its mineral projects or that the Company will be able to comply with the conditions of all such necessary licenses and permits in an economically viable manner.

Environmental Regulations and Potential Liabilities

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental hazards may exist on the properties on which the Company holds interests which are unknown at present, and which have been caused by previous or existing owners or operators of the properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration or mining operations may be required to compensate those suffering loss or damage by reason of the exploration or mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties. The potential financial exposure may be significant.

Infrastructure

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition, and results of operations.

Availability and Costs of Infrastructure, Energy and Other Commodities

Mining, processing, mine construction and development, capital development projects and exploration activities depend on adequate infrastructure. Reliable access to energy and power sources and water supply are important factors that affect capital and operating costs. If the Company does not have timely access to adequate infrastructure, there is no assurance that it will be able to start or continue exploiting and develop projects, complete them on timely basis or at all. There is no assurance that the ultimate operations will achieve the anticipated production volume, or that construction costs and operating costs will not be higher than estimates calculated.

The profitability of the Company’s business is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with the Company’s operations and development projects such as diesel fuel, electricity, finished steel, tires, steel, chemicals, and reagents. Prices of such commodities and resources are also subject to volatile price movements, which can be material and can occur over short periods of time due to factors beyond the Company’s control.

If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s production and development activities and this could have an adverse effect on profitability. An increase in worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labor could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction, and continuing operation of its assets. As a result, the Company’s activities are subject to a number of risks some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

Uncertainty of Production Estimates

Future estimates of production for the Company’s mining operations are derived from a mining plan and these estimates are subject to change. There is no assurance the production estimates will be achieved and failure to achieve production estimates could have a materially adverse effect on the Company’s future cash flow, results of operations and financial condition. These plans are based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production. Actual ore production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Such occurrences could result in damage to mineral properties, interruptions in production, money losses and legal liabilities and could cause a mineral property that has been mined profitably in the past to become unprofitable.
Any decrease in production or change to the timing of production or the prices realized for gold sales, will directly affect the amount and timing of the cash flow from operations. A production shortfall or any of these other factors would change the timing of the Company’s projected cash flow and its ability to use the cash to fund capital expenditures.

Dependence on Key Personnel

The Company’s success is dependent on a relatively small number of key employees. The loss of one or more of these key employees, if not replaced, could have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on Third Parties

The Company relies significantly on strategic relationships with other entities and also on good relationships with regulatory and governmental departments. The Company also relies upon third parties to provide essential contracting services. In some cases, the Company may hold interests in its properties through joint ventures where it is not the manager of the joint venture. In these situations, the joint venture decision may not accord with the Company’s stated or desired plan. There can be no assurance that existing relationships will continue to be maintained or that new ones will be successfully formed, and the Company could be adversely affected by changes to such relationships or difficulties in forming new ones. Any circumstance, which causes the early termination or non-renewal of one or more of these key business alliances or contracts, could adversely impact the Company, its business, operating results, and prospects.

Losses from, or Liabilities for, Risks which are not Insured

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development and mining. The Company may become subject to liability for pollution, cave-ins, or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Company’s financial position and results of operations.

Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operations.

Governmental Regulation

Exploration, development and mining of minerals are subject to extensive federal, state and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, water use, land use, land claims that may be brought by third parties, environmental protection and remediation, endangered and protected species, mine safety and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied or amended in a manner that could have a material adverse effect on the business, financial condition, and results of operations of the Company. The costs and delays associated with obtaining necessary licenses and permits and complying with these licenses and permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of a project. Any failure to comply with applicable laws and regulations or licenses and permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties, or other liabilities. The Company may be required to compensate those suffering loss or damage by reason of its mining operations and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. These laws and regulations are administered by various governmental authorities including the federal, state, and local governments.

Health and Safety

Mining operations generally involve a high degree of risk. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company has implemented various health and safety measures designed to mitigate such risks. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

Tax Matters

The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar benefits were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

Information Technology

The Company is reliant on the continuous and uninterrupted operations of its Information Technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Labor Difficulties

Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations which might result in the Company not meeting its business objectives.

Nature of Mineral Exploration and Mining

The economics of exploring and developing mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, allowable production, importing and exporting of minerals and environmental protection.
The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The operations of the Company are also subject to all of the hazards and risks normally incidental to exploration and development of mineral properties, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The activities of the Company may be subject to prolonged disruptions due to inclement or hazardous weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected geological formations, rock bursts, formation pressures, cave-ins, flooding, or other conditions may be encountered in the drilling and removal of material. Other risks include, but are not limited to, mechanical equipment performance problems, industrial accidents, labor disputes, drill rig shortages, the unavailability of materials and equipment, power failures, hydrological conditions, earthquakes, fires, landslides, and other Acts of God. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial position.

Estimates of Mineral Resources and Mineral Reserves

Mineral reserves and mineral resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience. Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties, may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of mineral reserves mined and processed, and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's results of operations and financial condition. Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

Competition

There is significant competition in the precious metals mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labor to operate the properties and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its projects. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future. Increased competition can result in increased costs and lower prices for metal and minerals produced and reduced profitability. Consequently, the revenues of the Company, its operations and financial condition could be materially adversely affected.

From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Conflicts of Interest

The directors and officers of the Company may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director is required by the Business Corporations Act (British Columbia) to disclose the conflict of interest and to abstain from voting on the matter.

There may be undisclosed risks and liabilities relating to the Company's acquisitions.

While the Company conducted substantial due diligence of the acquisitions of its various projects, including the acquisitions of Granite Creek, Ruby Hill, Lone Tree and Paycore (collectively, the "Acquisitions"), there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities relating to these projects for which the Company is not indemnified pursuant to the provisions of the agreements relating to the Acquisitions. Any such unknown or undisclosed risks or liabilities could have a material adverse effect on its business, results of operations and financial position. The Company could encounter additional transaction and integration related costs or other factors, such as the failure to realize all of the benefits anticipated in the Acquisitions. All of these factors could cause dilution to the Company's earnings per share or decrease or delay the anticipated accretive effect of the Acquisitions and cause a decrease in the market price of the Common Shares.

Failure to realize the all of the benefits of the Company's Acquisitions

There can be no assurance that management of the Company will be able to fully realize the expected benefits of the Acquisitions. There is a risk that some or all of the expected benefits in respect of the Acquisitions will fail to materialize, or may not occur within the time periods anticipated by management of the Company, or that there are additional risks and costs, such as integrated related costs, that may result in the failure to realize all of the benefits anticipated in the Acquisitions. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company.

Climate Change could have a material adverse impact on the Company's business and results of operations

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. Climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate-change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment and on local communities. Concerns around climate change may also affect the market price of our Common Shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While the Company is committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions and energy and water usage by increasing efficiency and adopting new innovation is constrained by technological advancement, operational factors, and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate-change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and our reputation and may even result in reduced demand for our products.

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and extreme temperatures. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of natural disasters, such as hurricanes, earthquakes, hailstorms, wildfires, snow, ice storms, the spread of disease and insect infestations. Climate-related events such as mudslides, floods, droughts, and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labor and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate-change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

The Company may fail to maintain the adequacy of internal control over financial reporting

The Company may fail to maintain the adequacy of its internal control over financial reporting under applicable Canadian and United States laws, including as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of applicable Canadian and United States laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
In compliance with the Canadian Securities Administrators’ Regulation, we have filed certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting.
Disclosure Controls and Procedures
The CEO and the CFO have designed disclosure controls and procedures or have caused them to be designed under their supervision, in order to provide reasonable assurance that (i) material information relating to the Company has been made known to them; and (ii) information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. There were no changes made to i-80 Gold’s disclosure controls and procedures in the three and six months ended June 30, 2024. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as at June 30, 2024.
Internal Control over Financial Reporting
The CEO and the CFO have also designed internal controls over financial reporting (“ICFR”) or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (COSO 2013). Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the six months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, i-80 Gold’s internal control over financial reporting. Based on this assessment management concluded that the Company’s internal controls over financial reporting were effective as of June 30, 2024.
Limitations of Controls and Procedures
Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
TECHNICAL INFORMATION
Scientific and technical information contained in this MD&A has been reviewed and approved by Tim George, PE, and Tyler Hill, CPG-12146, who are the Qualified Persons, as the term is defined in NI 43-101. For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form and other continuous disclosure documents filed by the Company on SEDAR+ at www.sedarplus.ca, and on the Company’s web-site at www.i80gold.com.
CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS
Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward looking statements. By their nature, forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company’s control, including general economic and industry conditions, volatility of commodity prices, title risks and uncertainties, ability to access sufficient capital from internal and external sources, currency fluctuations, construction and operational risks, licensing and permit requirements, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, imprecision of resource, reserve or production estimates and stock market volatility. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward looking statements. the Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, if any, that the Company will derive there from. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable law.
Additional information relating to i-80 Gold can be found on i-80 Gold’s web-site at www.i80gold.com, SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov/edgar.